Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

GARDNER DENVER, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Six Months Ended June 30,		For the Year Ended

	2003	2002	2002	2001	2000	1999	1998

Earnings:
Income before income taxes	$13,039	$15,306	$28,827	$34,683	$29,894	$29,157	$59,894
Plus:
Fixed Charges	2,922	3,971	7,483	7,789	8,486	6,746	5,692

Total	$15,961	$19,277	$36,310	$42,472	$38,380	$35,903	$65,586

Fixed charges:
Interest expense incl. amortization of	$ 2,341	$ 3,412	$ 6,365	$ 6,796	$ 7,669	$ 5,934	$ 4,849
debt expense
Rentals-portion representative of	581	559	1,118	993	817	812	843

interest
Total	$ 2,922	$ 3,971	$ 7,483	$ 7,789	$ 8,486	$ 6,746	$ 5,692

Ratio of earnings to fixed charges	5.5	4.9	4.9	5.5	4.5	5.3	11.5